FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

ALAMOS GOLD ANNOUNCES US$1 BILLION INVESTMENT TREATY CLAIM AGAINST THE REPUBLIC OF TURKEY

Toronto, Ontario (April 20, 2021) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or, including its direct and indirect subsidiaries, the “Company”) regrets to announce that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) will file an investment treaty claim against the Republic of Turkey for expropriation and unfair and inequitable treatment, among other things, with respect to their Turkish gold mining project. The claim will be filed under the Netherlands-Turkey Bilateral Investment Treaty (the “Treaty”), and is expected to exceed $1 billion, representing the value of the Company’s Turkish assets.

Alamos has had an active presence in Turkey since 2010. Over that time frame, the Company’s Turkish operations have met all legal and regulatory requirements, complied with best practices relating to sustainable development including meeting the highest environmental and social management standards, created hundreds of jobs, and developed trusting relationships with the local communities. Alamos and the Subsidiaries have invested over $250 million in Turkey, unlocked over a billion dollars worth of project value, and contributed over $20 million in royalties, taxes and forestry fees to the Turkish government. Over the life of the project, government revenues alone are expected to total $551 million. Additionally, Alamos and the Subsidiaries have invested $25 million to date towards various community and social initiatives.

In October 2019, well into construction of the Kirazlı Gold Mine (“Kirazlı”), the government failed to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. This past October, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.

In its effort to secure the renewal of its mining licenses, the Company has attempted to work cooperatively with the Turkish government, has raised with the Turkish government its obligations under the Treaty, has sought to resolve the dispute by good faith negotiations, and has made considerable effort to build support among stakeholders and host communities. The Turkish government has failed to provide the Company with a reason for the non-renewal or a timeline for renewal of its licenses.

The failure to renew the Company’s mining licenses will result in the loss of over a half a billion dollars in future economic benefits to the Republic of Turkey, including tax and other revenues, and thousands of jobs within Turkey. In addition to the lost job opportunities, this will also have a lasting impact on the local population through the disruption of ongoing investments into community projects.

TRADING SYMBOL: TSX:AGI NYSE:AGI

“Alamos began investing in Turkey in 2010, warmly welcomed by the Turkish government through its foreign investment office. After 10 years of effort and over $250 million invested by the Company we have been shut down for over 18 months in a manner without precedent in Turkey, despite having received all the permits required to build and operate a mine. The Company has worked in Turkey to the highest standard of conduct with respect to social and environmental best practices. Despite this effort, the Turkish government has given us no indication that relief is in sight, nor will they engage with us in an effort to renew the outstanding licenses. We are hopeful that the arbitration process will bring about the engagement that we have sought from the Turkish state, and lead to an equitable resolution to this impasse,” said John A. McCluskey, President and Chief Executive Officer of Alamos Gold.

Alamos and the Subsidiaries are being represented by the leading Canadian law firm Torys LLP, with a team that includes John Terry and former Canadian Supreme Court Justice, the Hon. Frank Iacobucci. The Company is also being supported by its strategic advisor John Baird, former Canadian Minister of Foreign Affairs and Senior Advisor to Bennett Jones LLP.

Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Turkey and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Turkey. If required, Alamos and the Subsidiaries are confident in the Subsidiaries’ ability to recover and enforce any favourable judgement pursuant to this Treaty, which will be rendered by three independent international arbitrators. Although timelines with respect to bilateral investment treaty arbitration can vary depending on procedural steps and delay tactics employed by nation states, it is estimated to have finality within five years. A portion of the cost of such an arbitral process is expected to be recovered as part of the arbitration process.

The failure by the Republic of Turkey to renew the mining licenses in the 18 months since their expiry, the failure of discussions with the Republic of Turkey to date to resolve the situation, and the resulting current decision to proceed with a bilateral investment treaty claim is an impairment trigger for accounting purposes. As a result, Alamos and the Subsidiaries expect to incur an after-tax impairment charge of approximately $215 million, which will be recorded in the second quarter financial statements. The non-cash charge reflects Alamos’ and the Subsidiaries’ entire net carrying value of the Turkish assets.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

Investor Contact

Scott K. Parsons Vice President, Investor Relations (416) 368-9932 x 5439 ir@alamosgold.com

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Media Contact

Rebecca Thompson Vice President, Public Affairs (416) 368-9932 x 5448 media@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements
This News Release contains statements about expected or anticipated future events, financial results and litigation outcomes that are forward-looking in nature and, as a result, are subject to certain risk and uncertainties such as the inherently uncertain nature of potential and ongoing litigation proceedings including outcomes and costs, general economic, political, market and business conditions, regulatory processes and actions, new legislation, government actions or inactions, technical issues, potential delays or changes in plans, the occurrence of unexpected events and the Company’s capability to execute and implement its future plans.
The Republic of Turkey has recently experienced significant political, social, legal and regulatory instability. The impact of the change in political climate in Turkey in recent years is not fully known, but may include heightened control of the judiciary, bureaucracy, media and the private business sector. While the Company is taking the actions described in this News Release to mitigate the effects of the actions of the Turkish government in respect of the Company’s assets and gold mining projects in the Republic of Turkey, there can be no assurance that such mitigating actions will be effective or successful. If unsuccessful, the Company’s assets and gold mining projects in Turkey may be subject to resource nationalism and further expropriation; the Company may lose the full value of its assets and gold mining projects in Turkey and its ability to operate in Turkey. Even if successful, there is no certainty as to the quantum of any damages award, recovery of all, or any, legal costs. Any resumption of activities in Turkey, including renewal of the requisite operating licenses or permits, or even retaining control of its assets and gold mining projects in Turkey can only result from agreement with the Turkish government. The litigation described in this News Release may have an impact on foreign direct investment in the Republic of Turkey which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Turkey, and which may have a negative effect on overall anticipated project values.
Additional risk factors affecting Alamos and the Company’s ability to achieve expectations set forth in the forward-looking statements contained in this News Release and in general are set out in the Company’s latest 40F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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